February 13, 2017

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Thrivent Series Funds, Inc. Annual Report

Dear Ms. Fettig:

On January 18, 2017, you asked certain questions based on a review of the annual report of Thrivent Series Fund, Inc. (the “Registrant” and each series thereof, a “Portfolio”) dated December 31, 2015. The following is a description of the questions presented and the Registrant’s responses.

1)	In the Registrant’s prospectus, please provide risk disclosure about any sector in which a Portfolio concentrates its investments.

The Registrant will provide risk disclosure regarding any particular industry or group of industries in which it normally concentrates its investments.

2)	In the Registrant’s prospectus, please disclose for any Portfolio that has a portfolio turnover rate of more than 100% the risks of a high portfolio turnover rate.

Going forward, the Registrant will add risk disclosure regarding a high portfolio turnover rate to the prospectus of any Portfolio that is expected to regularly have a portfolio turnover rate of over 100%.

3)	Certain Portfolios had material derivatives exposure as of December 31, 2015, but did not reference derivatives in the Management’s Discussion of Fund Performance (“MDFP”). Please explain why there was no discussion of derivatives in the MDFP for these Portfolios.

Going forward, the Registrant will include a discussion about derivatives in the MDFP for any Portfolio for which derivatives materially affected the Portfolio’s performance during the most recently completed fiscal year.

4)	Certain Portfolios had material derivatives exposure as of December 31, 2015, but did not have any disclosure about the use of derivatives in the Principal Investment Strategies (“PIS”) and/or Principal Investment Risks (“PIR”) sections of the prospectus. Please explain why investments in derivatives are not disclosed in the PIS and/or PIR sections of the prospectus for those Portfolios.

The Registrant will include disclosure about derivatives in the PIS and PIR sections of the prospectus for any Portfolio that has material exposure to derivatives.

5)	The financial statements and accompanying notes should inform shareholders how a Portfolio actually used derivatives during the period to meet its objectives and strategies to be in compliance with the July 30, 2010 letter, Derivatives-Related Disclosures by Investment Companies, addressed to the Investment Company Institute from Division of Investment Management of the Securities and Exchange Commission.

Going forward, the Registrant will include disclosures in the accompanying notes to the financial statements to inform the shareholders how a Portfolio used the derivatives during the period.

6)	Please explain why the average investment in derivatives disclosure is missing for Small Cap Stock Portfolio.

Small Cap Stock Portfolio opened and closed futures on the same day. Since both transactions occurred on the same day, the volume table, which calculates the average based on the end of the day volume, would show zero for the average investment in derivatives.

7)	Please explain why the performance information in the chart included in the President’s letter on page 2 does not agree with the performance shown in the Financial Highlights.

The performance numbers shown on page 2 are as of January 29, 2016, and are incorrectly labeled as being as of December 31, 2015. The performance shown in the Financial Highlights is as of December 31, 2015.

8)	The net and gross expense ratios in the chart included in the President’s letter should include a disclosure that the expenses are from the most recent prospectus and also refer the readers to the financial highlights in the Annual Report to find the most current expense ratios.

Going forward, the Registrant will disclose that the expense ratios shown are as of the date of the most recent prospectus. The Registrant will also include information to refer readers to the Financial Highlights in the shareholder report to find the most current expense ratios.

9)	Is the portfolio composition chart for the Asset Allocation Portfolios reflected on a look through basis? Please include footnote disclosure to clarify.

The portfolio composition chart does not look through to the assets classes held by the underlying Portfolios’ investments. Going forward, the Registrant will include appropriate footnote disclosure on the portfolio composition chart.

10)

Certain Portfolios changed their benchmarks during the fiscal year. In future filings please include more specificity as to the reason for the change. For example, it is not sufficient to disclose that the benchmark change was made because the adviser believes that the new index is more appropriate without explaining the specific reasons the adviser believes the new index is more appropriate. Instruction 7 to Item 27(b)(7) of Form N-1A requires that if a fund uses an index that is different from the one used for the immediately preceding fiscal year, explain the reason(s) for the change and compare the fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.

Going forward, the Registrant will include reason(s) for the benchmark change with more specificity to ensure compliance with Instruction 7 to Item 27(b)(7).

11)	The portfolio composition chart for Large Cap Stock Portfolio indicates portfolio investment of 19% in short term investments. This appears to be a principal investment strategy of the portfolio. All principal investment strategies should be discussed in the Management Discussion of Fund Performance.

The short term investments in Large Cap Stock Portfolio are held to cover the notional value of futures, not as a defensive cash position. The Registrant will ensure that the materially factors affecting the Portfolios’ performance during the most recently completed fiscal year will be discussed in the MDFP.

12)	The terms “bank loans” and “leveraged loans” are used interchangeably in the Registrant’s prospectus and annual report. If both terms are used, please ensure the disclosure reflects the fact that the terms have the same meaning.

The Registrant will disclose that bank loans and leveraged loans have the same meaning.

13)	Please disclose in the prospectus that leveraged loan make take more than seven days to settle.

The Registrant will add the requested disclosure.

14)	The securities categorized in the Collateralized Mortgage Obligations (CMO) section in the Thrivent Limited Maturity Bond Fund Schedule of Investments do not all appear to be CMO securities. Some may be Collateralized Loan Obligations (CLO). Also, the specific tranche held should be disclosed as part of the security description.

Going forward, the Registrant will update the categorization of CLO securities to be asset-backed securities. Also, the Registrant will disclose the specific tranche held as part of the security description in the Schedule of Investments.

15)	Do any Portfolios intend to invest more than 15% of their assets in 3(c)(1) or 3(c)(7) funds?

No, none of the Portfolios intend to invest more than 15% of their assets in 3(c)(1) or 3(c)(7) funds.

16)	On the Statement of Assets and Liabilities, please disclose on a separate line the unfunded loan commitments and contingent liabilities for compliance with Regulation S-X, Section 210.6-04 item 15. Such disclosure is still required when there is no numerical amount to disclose. The line description should refer the reader to the Accompanying Note disclosure.

Going forward, the Registrant will include in a separate line item in the Statement of Assets and Liabilities a separate line for “Commitments and Contingent Liabilities” with reference to the Accompanying Note to the Financial Statements to ensure compliance with Regulation S-X Section 210.6-04 item 15.

17)	What is accrual and payment cycle for expense reimbursements?

The expense reimbursements are accrued daily and paid to the respective Portfolio monthly. Going forward, the Registrant will include a description of the accrual and payment cycle for expense reimbursements in the Notes to Financial Statements.

18)	Certain Portfolios were noted as holding bank loans. The accounting treatment of bank loan consent fees and amendments fees should be disclosed in the Notes to Financial Statements and when material should be broken out on a separate line item in the financial statements.

Going forward, the accounting treatment of consent fees and amendment fees will be disclosed in the Notes to Financial Statements of the shareholder reports. Consent fees and amendment fees will be shown separately in the financial statements when material.

19)	Note (E) Expenses and Income discusses that the treatment of distributions from Real Estate Investment Trusts (REITs) and that such distributions are often reallocated to capital gain or return of capital. Please explain why the Portfolios are not presenting a Return of Capital in the distributions included in the financial statements.

The Portfolios make their annual distributions in June for the prior calendar year income and gains. Because the distributions are after the time when the reallocations from the REITs are available, the distributions reflect the reallocations from the REITs. As such, the distributions from the Portfolios do not exceed total income and no return of capital is reflected in the financial statements.

20)	Subparagraph (B) Sub-Adviser Fees of section (3) Fees and Compensation Paid to Affiliates of the Notes to Financial Statements, describes that subadvisory fees are charged as part of the total advisory fees in the table provided and further states that the fees are borne by the Adviser and does not increase the overall fees of the Portfolio. Sub-Adviser fees are separately stated as an expense in the Statement of Operations. Disclosure should be added to the Notes to Financial Statements to explain this relationship.

Going forward, the Registrant will include in the referenced note above further explanation that the amount listed as sub-adviser fees in the Statement of Operations is the portion of the investment advisory fee that is paid to the sub-adviser. The amount listed as adviser fees in the Statement of Operations is the portion of the investment advisory fee that is retained by the investment adviser.

21)	In the Notes to Financial Statements, note 3.(D) Other Expenses, please include complete disclosure for related parties regarding the terms and matter of settlement.

Going forward, the Registrant will include the terms and matter of settlement of contracts with related parties.

22)	In the section entitled “Board Approval of Investment Advisory Agreement and Subadvisory Agreements,” please include a discussion related to each individual subadvisor.

The Registrant believes that Item 27 of Form N-1A does not require that the shareholder report discuss each subadvisor individually. Accordingly, the Registrant respectfully declines to make any revisions in response to this comment.

23)	Certain annual fund operating expenses (expense tables) in the Registrant’s prospectus did not agree to the financial statements in the Registrant’s annual report. According to Form N-1A Instruction 3(d)(ii), if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table, a registrant should restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and in a footnote to the table, a registrant should disclose that the expense information in the table has been restated to reflect current fees.

Going forward, the Registrant will include in a footnote to the expense table that the expenses have been restated to reflect current fees to ensure compliance with Form N-1A Instruction 3(d)(ii).

24)	Please explain why the Registrant did not disclose the voting information required by Rule 30e-1(b)(3) about its shareholder meeting held in August 2015.

The Registrant inadvertently did not include this information in the annual report. The Registrant will ensure that this information is included for all future shareholder meetings.

25)	Please explain why the Registrant did not make a filing pursuant to Rule 485(a) for the conversion of the Money Market Portfolio to a government money market fund.

On March 8, 2016, the Registrant filed a letter requesting approval to file its N-1A with the changes to the Money Market Portfolio pursuant to Rule 485(b)(1)(vii). The staff approved this request because the disclosure regarding the Money Market Portfolio was not materially different from the disclosure for an affiliated mutual fund in a post-effective amendment filed by an affiliated registrant, Thrivent Mutual Funds.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer